UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 5, 2015

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 5, 2015	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION REPORTS

THIRD QUARTER 2015 RESULTS

Highlights

•	Third quarter 2015 total Teekay Parent free cash flow of $59.8 million, or $0.82 per share, up 21 percent from $49.5 million, or $0.68 per share, in the second quarter of 2015.

•	Declared third quarter 2015 cash dividend of $0.55 per share.

•	On July 1, 2015, completed the dropdown sale of the Knarr FPSO to Teekay Offshore for $1.26 billion resulting in a reduction in Teekay Parent’s net debt by approximately $0.9 billion.

Hamilton, Bermuda, November 5, 2015—Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported financial and operating results for the third quarter of 2015. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company are referred to in this release as Teekay Parent. Please refer to the third quarter earnings releases of Teekay LNG, Teekay Offshore and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended
(in thousands of U.S. dollars, except per share amounts)	September 30, 2015	June 30, 2015	September 30, 2014
TEEKAY PARENT
Teekay Parent GPCO Cash Flow (1)	53,797	41,155	39,709
Teekay Parent OPCO Cash Flow (1)	6,029	8,308	(24,843)
Total Teekay Parent Free Cash Flow (1)	59,826	49,463	14,866
Total Teekay Parent Free Cash Flow per share (1)	0.82	0.68	0.21
Declared Dividend per share	0.55	0.55	0.31625

TEEKAY CORPORATION CONSOLIDATED
Cash Flow from Vessel Operations (CFVO) (1)	341,342	352,201	251,519
Adjusted Net Income (Loss) (1)	2,833	19,706	(12,579)
Adjusted Net Income (Loss) per share (1)	0.04	0.27	(0.17)
GAAP Net (Loss) Income	(12,235)	65,912	2,374
GAAP Net (Loss) Income per share	(0.17)	0.91	0.03

(1)

These are non-GAAP measures. Please refer to “Definitions and Non-GAAP Measures” on Page 5 and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). Please refer to Page 7 for a summary of Teekay Parent Free Cash Flow.

Teekay Corporation        Investor Relations Tel: +1 604 844-6654        www.teekay.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“Teekay Parent’s free cash flow for the third quarter increased by 21 percent over the prior quarter to $59.8 million, or $0.82 per share, as our general partner and limited partner cash flows benefited from the dropdown of the Knarr FPSO and the associated four percent distribution increase declared by Teekay Offshore, resulting in a strong coverage ratio of 1.49x for the quarter,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “In addition, the Knarr dropdown allowed us to increase Teekay Parent’s dividend by approximately 75 percent in the second quarter of 2015 and helped reduce Teekay Parent’s net debt by approximately $900 million to $652 million at September 30, 2015, which further strengthens Teekay Parent’s balance sheet.”

“Teekay Parent’s free cash flow is supported primarily by the stable and growing cash flows received from our two master limited partnerships,” Mr. Evensen continued. “Teekay LNG’s and Teekay Offshore’s diversified portfolios of long-term fee-based contracts, which total approximately $11.3 billion and $8.2 billion, respectively, of forward revenues, are not directly-linked to commodity prices and service our customers’ oil production and oil and gas transportation needs.”

Summary of Results

Teekay Parent

Teekay Parent GPCO Cash Flow, which includes distributions and dividends received on an accrual basis from Teekay’s publicly-listed subsidiaries less Teekay Parent’s corporate general and administrative expenses, increased to $53.8 million for the quarter ended September 30, 2015, compared to $41.2 million for the quarter ended June 30, 2015. The distributions and dividends received from Teekay’s publicly-listed subsidiaries for the quarter ended September 30, 2015 increased to $57.4 million, compared to $45.3 million for the quarter ended June 30, 2015, primarily due to Teekay Parent’s $300 million investment in Teekay Offshore common units in connection with the sale of the Petrojarl Knarr (Knarr) FPSO to Teekay Offshore in early-July and Teekay Offshore’s four percent cash distribution increase for the third quarter of 2015.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and drydock expenditures, decreased to $6.0 million for the quarter ended September 30, 2015, from $8.3 million for the quarter ended June 30, 2015. The decrease is primarily due to the sale of the Knarr FPSO to Teekay Offshore in early-July, partially offset by business development fees received from Teekay Offshore in connection with transactions involving the Knarr FPSO, Units for Maintenance and Safety (UMS) and towage vessels.

Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO cash flows, was $59.8 million during the third quarter of 2015, compared to $49.5 million in the second quarter of 2015. Please refer to Page 7 of this release for additional information about Teekay Parent Free Cash Flow.

On October 5, 2015, the Company declared a cash dividend on its common stock of $0.55 per share for the quarter ended September 30, 2015. The cash dividend is payable on November 19, 2015 to all shareholders of record on October 16, 2015.

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Teekay Corporation Consolidated

The Company’s consolidated cash flow from vessel operations (CFVO) decreased to $341.3 million for the quarter ended September 30, 2015, compared to $352.2 million for the quarter ended June 30, 2015, primarily due to the scheduled maintenance of the Foinaven FPSO, a seasonal decrease in shuttle tanker utilization, lower towage fleet utilization, and lower average spot tanker rates.

The Company’s consolidated adjusted net income decreased to $2.8 million, or $0.04 per share, during the quarter ended September 30, 2015, compared to $19.7 million, or $0.27 per share, for the quarter ended June 30, 2015.

On a GAAP basis, the Company’s consolidated net loss was $12.2 million, or $0.17 per share, for the quarter ended September 30, 2015, compared to net income of $65.9 million, or $0.91 per share, for the quarter ended June 30, 2015.

Summary Results of Daughter Entities

Teekay Offshore Partners

Teekay Offshore’s distributable cash flow during the quarter ended September 30, 2015 was relatively consistent with the quarter ended June 30, 2015. The higher contributions from the acquisition of the Knarr FPSO in early-July 2015 and the commencement of operations of the Arendal Spirit UMS in early-June 2015 and a full quarter contribution from the start-up of Teekay Offshore’s shuttle tanker operations in the East Coast of Canada were offset by the scheduled expiration of certain shuttle tanker charter contracts, a temporary shut-down of the Piranema Spirit FPSO for unscheduled repairs completed during the quarter, a seasonal decrease in shuttle tanker utilization and lower towage fleet utilization. Please refer to Teekay Offshore’s third quarter 2015 earnings release for additional information on the financial results for this entity.

Teekay LNG Partners

Teekay LNG’s distributable cash flow decreased during the quarter ended September 30, 2015, compared to the quarter ended June 30, 2015, primarily due to the effect of a one-time cumulative catch-up payment by the charterer in the second quarter of 2015 upon finalization of the amended charter contracts for four liquefied natural gas (LNG) carriers in Teekay LNG’s Angola LNG joint venture, higher off-hire for scheduled drydockings and lower revenue days for two 52-percent owned LNG carriers, the Methane Spirit and Magellan Spirit, currently operating on short-term contracts. Please refer to Teekay LNG’s third quarter 2015 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers’ free cash flow during the quarter ended September 30, 2015 was relatively consistent with the quarter ended June 30, 2015. Please refer to Teekay Tankers’ third quarter 2015 earnings release for additional information on the financial results for this entity.

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Recent Transactions

Teekay Parent

On July 1, 2015, Teekay Parent completed the dropdown sale of the Knarr FPSO to Teekay Offshore for a fully built-up cost of approximately $1.26 billion. Teekay Offshore fully financed the acquisition through the assumption of an existing $745 million long-term debt facility, the issuance of $300 million of common units to Teekay Parent, and the issuance of $250 million of convertible preferred units in a private placement to a group of institutional investors.

Teekay Offshore

On June 1, 2015, Teekay Offshore commenced 15-year contracts, plus extension options, with a group of companies (including Chevron Canada, Exxon Mobil, Husky Energy, Mosbachar Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy) to provide shuttle tanker services on the East Coast of Canada. These contracts were initially serviced by three third-party owned shuttle tankers that were operating on the East Coast of Canada, which were in-chartered by Teekay Offshore. One of these vessels was subsequently replaced by one of Teekay Offshore’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with entering the 15-year contracts for this project, in early-June 2015, Teekay Offshore entered into shipbuilding contracts to construct three Suezmax-size, dynamic positioning 2 (DP2) shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $370 million, with an option to order one additional vessel should a fourth vessel be required. The three ordered vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018.

Teekay LNG

In September 2015, Teekay LNG’s Exmar LPG joint venture took delivery of the fifth of its 12 LPG carrier newbuildings, which recently commenced its 10-year charter contract with Potash Corporation.

Teekay Tankers

In early-August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers (Principal Maritime) for an aggregate purchase price of approximately $662 million. The 12 vessels have an average age of 5.5 years, which reduces the average age of Teekay Tankers’ fleet by 1.2 years. Teekay Tankers took delivery of all 12 vessels between mid-August and mid-October 2015, with nine vessels trading in the spot tanker market and the remaining three vessels trading under short-term fixed rate contracts which expire between December 2015 and February 2016. Eight of the 12 vessels are expected to complete drydockings by early-December 2015, which include fuel-efficiency modifications.

In late-July 2015, Teekay Tankers acquired SPT Inc. (SPT) from Teekay Parent and I.M. Skaugen SE for a purchase price of $45.5 million. SPT provides a full suite of ship-to-ship (STS) transfer services in the oil, gas and dry bulk industries. SPT owns and operates a fleet of six STS support vessels and has one chartered-in Aframax tanker, the SPT Explorer.

Liquidity

As at September 30, 2015, Teekay Parent had total liquidity of $303.9 million and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $1.0 billion (consisting of $789.7 million of cash and cash equivalents and $231.9 million of undrawn revolving credit facilities).

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Definitions and Non-GAAP Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Income, Teekay Parent Free Cash Flow, and Net Interest Expense, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.

Teekay Parent Financial Measures

Teekay Parent Free Cash Flow represents the sum of (a) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, GPCO) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less net interest expense and drydock expenditures in the respective period (collectively, OPCO). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Page 7 and Appendices B, C and D of this release for further details and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Consolidated Financial Measures

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices C and D of this release for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

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Conference Call

The Company plans to host a conference call on Friday, November 6, 2015 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2015. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside North America, and quoting conference ID code 9463483.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Friday, November 20, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9463483.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of over $13 billion, comprised of over 215 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 7,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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Teekay Parent Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

(unaudited)

	Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
TEEKAY PARENT GPCO CASH FLOW
Daughter entities distributions to Teekay Parent (1)
Limited Partner interests (2)
Teekay LNG Partners	17,646	17,646	17,646	17,646	17,439
Teekay Offshore Partners	21,399	12,819	12,819	12,819	12,819
General partner interests

Teekay LNG Partners	8,761	8,684	8,653	8,650	7,883
Teekay Offshore Partners	8,407	5,264	5,264	5,262	4,880
Other Dividends
Teekay Tankers (2)(3)	1,212	881	881	881	756

Total Daughter Distributions	57,425	45,294	45,263	45,258	43,777

Less:
Corporate general and administrative expenses	(3,628)	(4,139)	(6,889)	(3,767)	(4,068)

Total Parent GPCO Cash Flow	53,797	41,155	38,374	41,491	39,709

TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations (4)
Owned Conventional Tankers	2,422	4,628	4,291	1,549	277
In-Chartered Conventional Tankers	(1,385)	(1,501)	(2,476)	(5,067)	(4,441)
FPSOs	(4,071)	31,698	7,487	18,077	(10,027)
Other (5)(6)	22,765	2,326	1,381	7,679	5,021

Total (7)	19,731	37,151	10,683	22,238	(9,170)
Less:
Net interest expense (8)	(13,656)	(28,635)	(17,534)	(15,056)	(13,000)
Dry docking expenditures	(46)	(208)	—	(3,652)	(2,673)

Teekay Parent OPCO Cash Flow	6,029	8,308	(6,851)	3,530	(24,843)

TOTAL TEEKAY PARENT FREE CASH FLOW	59,826	49,463	31,523	45,021	14,866

Total Teekay Parent Free Cash Flow per share	0.82	0.68	0.43	0.62	0.21

Declared dividend per share	0.55	0.55	0.31625	0.31625	0.31625

Coverage Ratio (9)	1.49x	1.24x	1.36x	1.96x	0.66x

Weighted-average number of common shares – Basic	72,706,285	72,697,121	72,549,068	72,498,974	72,393,072

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.

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(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Teekay LNG Partners
Distribution per common unit	$0.7000	$0.7000	$0.7000	$0.7000	$0.6918
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,645,792	$17,645,792	$17,645,792	$17,645,792	$17,439,084
Teekay Offshore Partners
Distribution per common unit	$0.5600	$0.5384	$0.5384	$0.5384	$0.5384
Common units owned by Teekay Parent	38,211,772	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$21,398,592	$12,819,018	$12,819,018	$12,819,018	$12,819,018
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (3)	40,387,231	29,364,141	29,364,141	29,364,141	25,197,475

Total dividend	$1,211,617	$880,924	$880,924	$880,924	$755,924

(3)	Includes Class A and Class B shareholdings.
(4)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.
(5)

Includes $0.7 million, $1.0 million $0.5 million and $0.8 million for the three months ended September 30, 2015, June 30, 2015, December 31, 2014 and September 30, 2014, respectively, relating to 50 percent of the CFVO from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations). Teekay Tankers owns the remaining 50% of the Tanker Operations.

(6)

Includes $3.2 million of fees earned from managing vessel transactions for Tanker Investment Ltd.’s (TIL) and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015.

(7)	Excludes corporate general and administrative expenses relating to GPCO.
(8)

Excludes realized losses on an interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015 of $3.3 million, $5.3 million and $4.1 million for the three months ended March 31, 2015, December 31, 2014 and September 30, 2014, respectively. Please see Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(9)	Coverage ratio is calculated by dividing the Teekay Parent free cash flow per share by the declared dividend per share.

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Teekay Corporation

Summary Consolidated Statements of (Loss) Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	611,617	592,797	490,183	1,750,276	1,448,931
Voyage expenses	(29,935)	(23,890)	(34,183)	(79,495)	(102,634)
Vessel operating expenses	(213,656)	(201,370)	(206,086)	(599,229)	(608,986)
Time-charter hire expense	(43,021)	(30,333)	(16,898)	(98,281)	(42,904)
Depreciation and amortization	(130,812)	(128,199)	(106,835)	(371,715)	(313,666)
General and administrative expenses	(29,022)	(33,730)	(31,585)	(100,706)	(106,408)
Asset impairments (1)	—	(500)	(4,759)	(15,996)	(4,759)
Loan loss recoveries (2)	—	—	—	—	2,521
Gain on sale of vessels and equipment	—	—	1,217	1,643	10,670
Restructuring (charges) reversals	(3,994)	742	(2,665)	(12,378)	(3,060)

Income from vessel operations	161,177	175,517	88,389	474,119	279,705
Interest expense	(62,450)	(62,388)	(52,206)	(176,184)	(151,195)
Interest income	2,161	1,199	2,786	4,890	5,362
Realized and unrealized (loss) gain on derivative instruments (3)	(109,667)	63,752	(5,792)	(129,301)	(128,371)
Equity income (4)	14,995	39,901	39,932	75,645	102,697
Income tax expense	(2,450)	(752)	(3,111)	(2,207)	(9,102)
Foreign exchange (loss) gain	(20,218)	(1,604)	19,497	(4,312)	16,557
Other – net	(164)	(389)	(1,671)	(178)	5,846

Net (loss) income	(16,616)	215,236	87,824	242,472	121,499
Less: Net loss (income) attributable to non-controlling interests	4,381	(149,324)	(85,450)	(198,559)	(162,600)

Net (loss) income attributable to shareholders of Teekay Corporation	(12,235)	65,912	2,374	43,913	(41,101)

(Loss) income per common share of Teekay
– Basic	$(0.17)	$0.91	$0.03	$0.60	$(0.57)
– Diluted	$(0.17)	$0.90	$0.03	$0.60	$(0.57)

Weighted-average number of common shares outstanding
– Basic	72,706,285	72,697,121	72,393,072	72,651,401	71,925,307
– Diluted	72,706,285	73,477,680	73,736,393	73,293,113	71,925,307

(1)

The Company recognized asset impairments of $0.5 million for the three months ended June 30, 2015 relating to the expiration of one of Teekay Offshore’s UMS newbuilding options. The Company recognized asset impairments of $15.5 million for the nine months ended September 30, 2015 related to the impairment of two shuttle tankers owned by Teekay Offshore. The impairment for the shuttle tankers was the result of a change in the operating plan for one shuttle tanker and the expected sale of the other shuttle tanker. The Company recognized asset impairments of $4.8 million for the three and nine months ended September 30, 2014 related to the impairment of one 1990s-built shuttle tanker owned by Teekay Offshore.

(2)

The Company recovered $2.5 million during the nine months ended September 30, 2014 related to a receivable for an FPSO front-end engineering and design study (FEED) completed in 2013, which was previously provided for.

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(3)

Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Realized (losses) gains relating to:
Interest rate swaps	(26,858)	(27,205)	(32,106)	(81,952)	(92,352)
Termination of interest rate swap agreements	(10,876)	—	—	(10,876)	1,000
Foreign currency forward contracts	(6,250)	(4,232)	(434)	(15,910)	(1,608)

	(43,984)	(31,437)	(32,540)	(108,738)	(92,960)

Unrealized (losses) gains relating to:
Interest rate swaps	(60,682)	83,986	31,560	(20,356)	(32,934)
Foreign currency forward contracts	(4,792)	9,386	(3,897)	(1,735)	(2,772)
Stock purchase warrants	(209)	1,817	(915)	1,528	295

	(65,683)	95,189	26,748	(20,563)	(35,411)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(109,667)	63,752	(5,792)	(129,301)	(128,371)

(4)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP measure.

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Equity income	14,995	39,901	39,932	75,645	102,697
Proportionate share of unrealized losses (gains) on derivative instruments	13,568	(15,423)	(6,113)	567	(3,214)
Dilution gain on share issuance by TIL	—	—	—	—	(4,108)
Other(i)	(8,700)	(1,365)	(8,117)	(5,277)	(16,923)

Equity income adjusted for items in Appendix A	19,863	23,113	25,702	70,935	78,452

(i)

Includes the gain on sale of SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture for the three and nine months ended September 30, 2015. Includes unrealized foreign exchange losses and restructuring charges in Sevan Marine AS and cumulative cost pass-through adjustments in Teekay LNG’s Angola LNG project for the three months ended June 30, 2015 and nine months ended September 30, 2015. Includes net gains on sale of vessels in Teekay LNG’s Exmar LPG BVBA joint venture for the nine months ended September 30, 2014.

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Teekay Corporation

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents—Teekay Parent	303,889	275,048	232,330
Cash and cash equivalents—Teekay LNG	154,173	106,991	159,639
Cash and cash equivalents—Teekay Offshore	251,058	242,764	252,138
Cash and cash equivalents—Teekay Tankers	80,579	83,082	162,797
Other current assets	466,754	481,697	473,872
Restricted cash—Teekay Parent	30,961	27,514	26,594
Restricted cash—Teekay LNG	70,196	55,222	45,997
Restricted cash—Teekay Offshore	49,350	73,700	46,760
Restricted cash—Teekay Tankers	915	—	—
Assets held for sale(1)	15,092	5,000	—
Vessels and equipment—Teekay Parent	764,135	2,115,665	809,184
Vessels and equipment—Teekay LNG	1,696,281	1,712,341	1,751,583
Vessels and equipment—Teekay Offshore	4,579,915	3,274,888	3,010,689
Vessels and equipment—Teekay Tankers	1,589,297	1,035,311	828,291
Advances on newbuilding contracts and conversion costs	726,265	629,266	1,706,500
Derivative assets	14,422	18,464	14,415
Investment in equity accounted investees	876,383	890,351	873,421
Investment in direct financing leases	690,437	693,532	704,953
Other assets	491,499	511,373	501,812
Intangible assets	117,474	89,228	94,666
Goodwill	168,571	168,571	168,571

Total assets	13,137,646	12,490,008	11,864,212

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	470,687	444,967	480,049
Current portion of long-term debt—Teekay Parent	346,768	226,714	196,926
Current portion of long-term debt—Teekay LNG	230,677	215,985	161,657
Current portion of long-term debt—Teekay Offshore	469,002	466,952	258,014
Current portion of long-term debt—Teekay Tankers	477,013	144,453	41,959
Long-term debt—Teekay Parent	639,617	1,621,277	1,523,362
Long-term debt—Teekay LNG	1,824,410	1,805,778	1,826,017
Long-term debt—Teekay Offshore	2,910,917	2,195,010	2,178,009
Long-term debt—Teekay Tankers	545,042	530,219	614,104
Derivative liabilities	761,396	627,217	626,139
In-process revenue contracts	157,969	161,798	173,412
Other long-term liabilities	394,961	404,332	383,089
Redeemable non-controlling interest	260,298	10,481	12,842
Equity: Non-controlling interests	2,745,323	2,520,361	2,290,305
Shareholders of Teekay	903,566	1,114,464	1,098,328

Total liabilities and equity	13,137,646	12,490,008	11,864,212

Net Debt—Teekay Parent(2)	651,535	1,545,429	1,461,364
Net Debt—Teekay LNG(2)	1,830,718	1,859,550	1,782,038
Net Debt—Teekay Offshore(2)	3,079,511	2,345,498	2,137,125
Net Debt—Teekay Tankers(2)	940,561	591,590	493,266

(1)

In connection with the expected sale of a conventional tanker by Teekay Tankers, the vessel and related equipment of $10.1 million were classified as “Assets held for sale” as at September 30, 2015. In connection with the expected sale of an older shuttle tanker by Teekay Offshore, the vessel and related equipment of $5.0 million were classified as “Assets held for sale” as at September 30, 2015 and June 30, 2015.

(2)	Net debt is a non-GAAP measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

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Teekay Corporation

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Nine Months Ended September 30
	2015	2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	633,555	291,163

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,754,394	2,095,834
Prepayments of long-term debt	(465,199)	(786,890)
Scheduled repayments of long-term debt	(542,855)	(691,861)
Decrease in restricted cash	(31,592)	(565)
Net proceeds from equity issuances of subsidiaries	560,019	145,228
Equity contribution by joint venture partner	5,500	26,267
Issuance of common stock upon exercise of stock options	1,164	53,544
Distribution from subsidiaries to non-controlling interests	(257,369)	(245,852)
Cash dividends paid	(85,896)	(68,077)
Other	(6,987)	(4,658)

Net financing cash flow	931,179	522,970

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,571,520)	(732,889)
Proceeds from sale of vessels and equipment	8,918	167,274
Purchase of SPT	(46,961)	—
Investment in equity accounted investments	(34,528)	(64,509)
Repayments from (advances to) equity accounted investees	54,334	(88,483)
Investment in CVI Ocean Transportation II Inc.	—	(25,000)
Other	7,818	20,710

Net investing cash flow	(1,581,939)	(722,897)

(Decrease) increase in cash and cash equivalents	(17,205)	91,236
Cash and cash equivalents, beginning of the period	806,904	614,660

Cash and cash equivalents, end of the period	789,699	705,896

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Teekay Corporation

Appendix A – Specific Items Affecting Net (Loss) Income

(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	September 30, 2015		June 30, 2015		September 30, 2014
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income – GAAP basis	(16,616)		215,236		87,824
Adjust for: Net loss (income) attributable to non-controlling interests	4,381		(149,324)		(85,450)

Net (loss) income attributable to shareholders of Teekay	(12,235)	(0.17)	65,912	0.91	2,374	0.03

Add (subtract) specific items affecting net income:
Unrealized losses (gains) from derivative instruments (2)	80,311	1.10	(110,612)	(1.52)	(32,861)	(0.45)
Foreign exchange loss (gains)(3)	14,594	0.20	(2,167)	(0.03)	(20,378)	(0.28)
Net gain on sale of vessels(4)	(8,700)	(0.12)	—	—	(9,334)	(0.13)
Asset impairments(5)	—	—	500	0.01	4,759	0.07
Restructuring charges(6)	484	0.01	137	—	2,665	0.04
Pre-operational costs (7)	426	0.01	857	0.01	4,446	0.06
Other(8)	4,042	0.06	(682)	(0.01)	1,138	0.02
Non-controlling interests’ share of items above(9)	(76,089)	(1.05)	65,761	0.90	34,612	0.47

Total adjustments	15,068	0.21	(46,206)	(0.64)	(14,953)	(0.20)

Adjusted net income (loss) attributable to shareholders of Teekay	2,833	0.04	19,706	0.27	(12,579)	(0.17)

(1)	Basic per share amounts.
(2)

Reflects the unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.

(3)

Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Includes the Company’s share of the gain on sale of the SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture, the gain on sale of vessels in Teekay LNG’s Exmar LPG BVBA joint venture and net gain on the sale of an office building.

(5)

Includes the impairment relating to the expiration of one of Teekay Offshore’s UMS newbuilding options for the three months ended June 30, 2015 and the impairment of a shuttle tanker for the three months ended September 30, 2014.

(6)	Restructuring charges primarily relate to crew redundancy costs.
(7)

Includes realized losses on currency forward contracts related to projects during their pre-operational phases for the three months ended September 30, 2015 and June 30, 2015. Includes pre-operational costs and realized losses on interest rate swaps for the Petrojarl Knarr FPSO for the three months ended September 30, 2014.

(8)

Other for the three months ended September 30, 2015 primarily relates to a realized loss on termination of an interest rate swap and a net deferred tax recovery related to the acquisition of the Knarr FPSO by Teekay Offshore. Other for the three months ended June 30, 2015 primarily relates to a write-down of an investment and unrealized foreign exchange and restructuring charges in Sevan Marine AS. Other for the three months ended September 30, 2014 primarily relates to contingent consideration and loss on bond repurchase.

(9)

Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Corporation

Appendix B – Supplemental Financial Information

Summary Statement of Loss for the Three Months Ended September 30, 2015

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments (1)	Total
Revenues	314,054	98,415	125,369	98,500	(24,721)	611,617

Voyage expenses	(28,166)	(240)	(2,588)	(301)	1,360	(29,935)
Vessel operating expenses	(95,172)	(24,319)	(33,574)	(60,591)	—	(213,656)
Time-charter hire expense	(18,893)	—	(22,600)	(27,104)	25,576	(43,021)
Depreciation and amortization	(72,827)	(22,473)	(17,399)	(18,113)	—	(130,812)
General and administrative expenses	(27,321)	(5,676)	(4,138)	8,860	(747)	(29,022)
Restructuring charges	(157)	(3,510)	(327)	—	—	(3,994)

Income from vessel operations	71,518	42,197	44,743	1,251	1,468	161,177

Interest expense	(33,645)	(11,175)	(3,903)	(16,750)	3,023	(62,450)
Interest income	153	617	28	4,386	(3,023)	2,161
Realized and unrealized losses on derivative instruments	(77,102)	(26,835)	(1,031)	(4,699)	—	(109,667)
Equity (loss) income	(7,052)	13,523	2,762	7,401	(1,639)	14,995
Equity in earnings of subsidiaries (2)	—	—	—	4,609	(4,609)	—
Income tax recovery (expense)	5,465	(258)	(1,341)	(6,316)	—	(2,450)
Foreign exchange (loss) gain	(10,257)	(8,153)	(45)	(1,955)	192	(20,218)
Other – net	(373)	393	—	(162)	(22)	(164)

Net (loss) income	(51,293)	10,309	41,213	(12,235)	(4,610)	(16,616)

Less: Net (income) loss attributable to non-controlling interests (3)	(3,446)	(2,811)	—	—	10,638	4,381

Net (loss) income attributable to shareholders/unitholders of publicly-listed entities	(54,739)	7,498	41,213	(12,235)	6,028	(12,235)

(1)

Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and results from Tanker Operations.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

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Teekay Corporation

Appendix C – Supplemental Financial Information

Teekay Parent Summary Operating Results

For the three months ended September 30, 2015

(in thousands of U.S. dollars)

(unaudited)

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other(1)	Corporate G&A	Teekay Parent Total
Revenues	3,338	12,898	61,568	20,696	—	98,500

Voyage expenses	—	(116)	(9)	(176)	—	(301)
Vessel operating expenses	(813)	(3,726)	(51,875)	(4,177)	—	(60,591)
Time-charter hire expense	—	(9,988)	(7,335)	(9,781)	—	(27,104)
Depreciation and amortization	(713)	—	(17,610)	210	—	(18,113)
General and administrative expenses	(103)	(453)	(2,751)	1,875	(3,628)	(5,060)
Business development fees from daughter	—	—	—	13,920	—	13,920

Income (loss) from vessel operations	1,709	(1,385)	(18,012)	22,567	(3,628)	1,251

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations
Income (loss) from vessel operations	1,709	(1,385)	(18,012)	22,567	(3,628)	1,251
Depreciation and amortization	713	—	17,610	(210)	—	18,113
Amortization of in-process revenue contracts and other	—	—	(1,483)	(326)	—	(1,809)
Realized losses from the settlements of non-designated derivative instruments	—	—	(2,186)	—	—	(2,186)

CFVO – Consolidated(2)	2,422	(1,385)	(4,071)	22,031	(3,628)	15,369
CFVO – Equity(3)	1,655	—	(2,177)	734	—	212

CFVO – Total	4,077	(1,385)	(6,248)	22,765	(3,628)	15,581

(1)

Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore, fees of $3.2 million earned from managing TIL’s vessel transactions included in revenues and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions.

(2)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2015, Teekay Parent received cash dividends from these subsidiaries totaling $57.4 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Teekay Parent’s free cash flow summary on Page 7 of this release for further details.

(3)	Please see Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Consolidated

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014
Income from vessel operations	161,177	175,517	88,389
Depreciation and amortization	130,812	128,199	106,835
Amortization of in process revenue contracts and other	(6,777)	(13,570)	(11,783)
Realized losses from the settlements of non-designated derivative instruments	(5,824)	(4,019)	(434)
Asset impairments, net of gain on sale of vessels and equipment	—	500	3,542
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	6,620	5,676	5,527

Cash flow from vessel operations – Consolidated	286,008	292,303	192,076
Cash flow from vessel operations – Equity Accounted Vessels (see Appendix D)	55,334	59,898	59,443

Cash flow from vessel operations – Total	341,342	352,201	251,519

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Equity Accounted Vessels

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30, 2015		June 30, 2015		September 30, 2014
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)
Revenues	244,551	98,043	260,425	106,817	325,092	144,385
Vessel and other operating expenses	(108,402)	(42,720)	(109,073)	(46,119)	(191,731)	(84,074)
Depreciation and amortization	(38,840)	(16,378)	(36,284)	(15,971)	(35,993)	(16,212)
Gain on sale of vessels	16,822	8,410	—	—	16,234	8,117

Income from vessel operations of equity accounted vessels	114,131	47,355	115,068	44,727	113,602	52,216
Interest expense	(30,715)	(12,539)	(27,273)	(11,122)	(25,758)	(11,102)
Realized and unrealized (loss) gain on derivative instruments	(43,485)	(17,874)	22,497	9,483	526	260
Other – net	(173)	86	(2,405)	(958)	133	214

Net income of equity accounted vessels	39,758	17,028	107,887	42,130	88,503	41,588
Pro forma equity loss from Tanker Operations	—	(2,033)	—	(2,229)	—	(1,656)

Equity income of equity accounted vessels	39,758	14,995	107,887	39,901	88,503	39,932

Income from vessel operations of equity accounted vessels	114,131	47,355	115,068	44,727	113,602	52,216
Depreciation and amortization	38,840	16,378	36,284	15,971	35,993	16,212
Gain on sale of vessels	(16,822)	(8,410)	—	—	(16,234)	(8,117)
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	8,551	3,102	8,296	3,010	7,520	2,719
Amortization of in-process revenue contracts and other	(3,176)	(1,623)	(3,719)	(1,894)	(4,047)	(2,057)

Cash flow from vessel operations of equity accounted vessels(3)	141,524	56,802	155,929	61,814	136,834	60,973
Pro forma CFVO from Tanker Operations(4)	—	(1,468)	—	(1,916)	—	(1,530)

Cash flow from vessel operations of equity accounted vessels(3)	141,524	55,334	155,929	59,898	136,834	59,443

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.
(4)

Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations as Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Teekay Parent

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended June 30, 2015
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	3,915	(1,501)	8,677	1,480	(4,139)	8,432
Depreciation and amortization	713	—	35,298	(112)	—	35,899
Amortization of in-process revenue contracts and other	—	—	(10,619)	—	—	(10,619)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,658)	—	—	(1,658)

Cash flow from vessel operations – Teekay Parent	4,628	(1,501)	31,698	1,368	(4,139)	32,054

	Three Months Ended March 31, 2015
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	3,578	(2,476)	(8,139)	937	(6,889)	(12,989)
Depreciation and amortization	713	—	21,259	(113)	—	21,859
Amortization of in-process revenue contracts and other	—	—	(3,457)	570	—	(2,887)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(2,176)	—	—	(2,176)

Cash flow from vessel operations – Teekay Parent	4,291	(2,476)	(7,487)	1,394	(6,889)	3,807

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	Three Months Ended December 31, 2014
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	836	(5,067)	4,381	7,272	(3,767)	3,655
Depreciation and amortization	713	—	20,854	(113)	—	21,454
Loss on sale of vessels and equipment	—	—	282	—	—	282
Amortization of in-process revenue contracts and other	—	—	(5,943)	—	—	(5,943)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,497)	—	—	(1,497)

Cash flow from vessel operations – Teekay Parent	1,549	(5,067)	18,077	7,159	(3,767)	17,951

	Three Months Ended September 30, 2014
	(unaudited)

	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)
Depreciation and amortization	713	—	21,145	(542)	—	21,316
Gain on sale of vessels and equipment	—	—	(1,217)	(7,285)	—	(8,802)
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized gains (losses) from the settlements of non-designated foreign currency derivative instruments	11	—	(167)	—	—	(156)

Cash flow from vessel operations – Teekay Parent	277	(4,441)	(10,027)	4,256	(4,068)	(14,003)

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Net Interest Expense – Teekay Parent

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Interest expense	(62,450)	(62,388)	(51,346)	(57,334)	(52,206)
Interest income	2,161	1,199	1,530	1,465	2,786

Net interest expense – consolidated	(60,289)	(61,189)	(49,816)	(55,869)	(49,420)
Less:
Non-Teekay Parent net interest expense	(47,925)	(38,215)	(34,753)	(42,279)	(37,944)

Net interest expense – consolidated	(12,364)	(22,974)	(15,063)	(13,590)	(11,476)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(1,292)	(5,661)	(2,471)	(1,466)	(1,524)

Net interest expense – Teekay Parent	(13,656)	(28,635)	(17,534)	(15,056)	(13,000)

(1)

Realized losses on interest rate swaps exclude realized losses of $3.3 million, $5.3 million and $4.1 million for the three months ended March 31, 2015, December 31, 2014 and September 30, 2014, respectively, on the interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the stability and growth of Teekay Parent free cash flow ;the stability and growth of Teekay LNG and Teekay Offshore’s cash flows; Teekay LNG and Teekay Offshore’s expected future revenues; the total cost and timing for the delivery of newbuilding projects and timing of commencement of associated time-charter contracts; and vessel drydocks, including the timing and the number of vessels to be drydocked. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company and its publicly-traded subsidiaries’ future capital expenditure requirements and the inability to secure financing for such requirements; the amount of future cash distributions by the Company’s daughter entities to the Company; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future cash distribution increases; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and Form 6-K for the quarter ended June 30, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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